

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 26, 2016

Matthew Moore
President
InnerScope Advertising Agency, Inc.
2281 Lava Ridge Court, Suite 130
Roseville, California 95661

> **Re:** **InnerScope Advertising Agency, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2016**
> **File No. 333-209341**

Dear Mr. Nabors:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 302,000 shares for resale by the selling stockholders. These 302,000 shares appear to constitute all the shares held by shareholders who are not affiliates of the company. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect primary offering designed to create a market for your shares. Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering. Your response should provide an analysis of each of the factors material to this determination, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, as well as any other factors you deem relevant.

Prospectus Cover Page

2.   You disclose the number of issued and outstanding shares as of September 30, 2015. Please provide this information as of the most recent practicable date.

3.   It is unclear from your disclosure here and elsewhere in the prospectus whether you intend to seek to have your shares quoted on the OTC BB or on OTC Markets, or on which tier of the latter. Please revise to reconcile.

Risk Factors, page 9

Our Directors and Officers possess the majority of our voting power , and through this ownership, control our Company and our corporate actions, page 14

4.   You refer at first to your current officers and directors as a group, and then refer to "this officer/stockholder." Please revise to clarify who the phrase "this officer" refers to.

We Are Selling up to 302,000 Shares of Our Common Stock, and Purchasers, If Any, Will Not Have the Benefit of an Underwriter or Broker Selling Our Shares, page 17

5.   It is not clear how this risk factor applies to your secondary offering. When you state that "we are selling" shares "on a self-underwritten basis," it appears to refer to a primary offering. Please revise or delete this risk factor.

Description of the Business, page 26

Overview, page 26

6.   Please revise the description of your business throughout the prospectus so that the nature and extent of your current operations are clear and are distinguished from your proposed or aspirational business plans. For example, please discuss the extent of your current operations by disclosing the nature of the services you have provided to Moore Family Hearing Company, the related party that was responsible for the bulk of your revenues for the last three years. Clarify what services are proposed or aspirational. For example, it appears that the Alliance plan is not yet operational, but this is not clear in your prospectus summary. Please revise to explain whether there are any members and whether you consider the Alliance to be a strategic part of your business plan.

7.   Please describe more specifically the "many major markets across the United States."

8.   In the third paragraph, you describe the services offered by the company as grouped into four disciplines. Please revise to describe the nature of each of these disciplines.

9.   Please revise to clarify the term "value proposition" at the top of page 27.

10.   Please file as an exhibit the April 2013 the supply agreement between Intela-Hear and GN ReSound, or provide your analysis of why you do not think you are required to file it pursuant to Regulation S-K Item 601(b)(10).

11.   When you state that Intela-Hear Alliance members can "leverage the expertise of IAA in marketing and advertising," clarify whether this refers to privileges beyond what normal clients are able to purchase. For example, do they receive a discount on those services?

12.   We note your statement on page 10 that your business model differs from many of your competitors'. Please clarify how your actual business operations (versus aspirational plans) are different or innovative.

The Alliance Plan, page 29

13.   Please disclose the expected timing for the launching of the Alliance.

14.   Please clarify the nature of any fees to be received by the company from members of the Alliance, particularly in regard to the different levels of membership.

Marketing Support, page 30

15.   Please clarify how why you believe companies would choose to be members of the alliance if they will receive the same discount whether they use the ReSound products or not.

16.   Please clarify what the "Patient Journey Process" is.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Capital Resources and Liquidity, page 34

17.   Please discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We would consider long-term to be twelve months or greater. We note the risk factor discussing liquidity at the bottom of page 10, as well as the risk factor on page 13 that you may need to raise additional capital in order to execute your business plan. Please discuss this risk in greater detail, disclosing how much capital you expect to need.

For the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, page 35

18.   We note that the amount of revenues from non-related parties increased materially in the nine months ended September 30, 2015. Please discuss whether you expect this trend to continue.

Transactions With Related Persons, Promotors and Certain Control Persons, page 40

19.   You disclose on page 48 that, on June 20, 2012, you issued 490,000 shares of common stock to MD Capital Advisors, Inc. "as founder's shares for their services in assisting with the business plan and formation of the Company." Please identify MD Capital Advisors, Inc. as a promoter and provide the disclosure required by Regulation S-K Item 404(c).

Exhibit Index, page 50

20.   Please file as an exhibit the June 2012 Business Consulting Agreement referenced on page F-11.

General

21.   Please update your audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Via E-mail
       Ryan S. Anderson, Esq.